TABLE OF CONTENTS

NOTICE OF ANNUAL STOCKHOLDERS' MEETING
TO BE HELD APRIL 25, 2002
PROXY STATEMENT
PROPOSAL 1
PROPOSAL 2
SUMMARY COMPENSATION TABLE
PROPOSALS FOR 2003 MEETING

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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NOTICE OF ANNUAL STOCKHOLDERS' MEETING
TO BE HELD APRIL 25, 2002

TO THE HOLDERS OF COMMON SHARES:

   Notice is hereby given that pursuant to the call of its Directors, the annual meeting of Wayne Bancorp, Inc. will be held at **The Arden Shisler Center for Education & Economic Development, The Ohio State University, 1625 Wilson Road, Wooster, Ohio** on April 25, 2002 at 2:00 p.m., for the purpose of considering and voting upon the following matters as more fully described in the attached Proxy Statement dated March 25, 2002:

   1.   Election of Directors: To elect the four (4) directors named in the attached Proxy Statement.

   2.   To Ratify the engagement of Crowe, Chizek and Company LLP as the independent auditors of the company.

   3.   Taking action on any other matter which may be brought before said meeting or any adjournment thereof.

   Stockholders of record at the close of business on February 28, 2002 will be entitled to vote the number of shares held of record in their names on that date. The transfer books will not be closed. The date of this notice is March 25, 2002.

By Order of the Board of Directors

Jimmy D. Vaughn, Secretary

IMPORTANT

All Stockholders are cordially invited to attend the meeting. Whether or not you plan to attend in person, you are urged to sign the enclosed Proxy and return it promptly in the envelope provided. This will assure your representation and a quorum for the transaction of business at the meeting. If you do attend the meeting in person, the Proxy will not be used if so requested by you.

PROXY STATEMENT

March 25, 2002

GENERAL

This statement is furnished in connection with the solicitation of proxies to be used at the Annual Stockholders' Meeting of Wayne Bancorp, Inc., an Ohio Corporation (the "Company"), to be held on April 25, 2002 at 2:00 p.m. at The Arden Shisler Center for Education & Economic Development, The Ohio State University, 1625 Wilson Road, Wooster, Ohio or any adjournment thereof. A stockholder, without affecting any vote previously taken, may revoke his/her Proxy by giving notice to the Secretary of the Company (Jimmy D. Vaughn) in writing prior to 1:00 p.m., on April 25, 2002; by a subsequently dated proxy; or by request for the return of the Proxy in person at the Annual Meeting. The presence at the meeting of the person appointing a Proxy, does not in and of itself revoke the appointment.

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors of the Company.

The cost of preparing, assembling and mailing the Proxy materials and of reimbursing brokers, nominees, and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the Proxy materials to the beneficial owners of shares held of record by such persons will be borne by the Company. The Company does not intend to solicit proxies otherwise than by use of mail, but certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their personal efforts by telephone or otherwise to obtain proxies. The Proxy material is first being mailed to stockholders on or about March 25, 2002.

VOTING SECURITIES

As of February 28, 2002, the number of shares of common stock (there being no other class of stock) outstanding and entitled to vote at the Annual Stockholders' Meeting is 4,642,331 including 39,036 shares held by the Wayne County National Bank Trust Department as sole trustee, which will be voted in the election of Directors. Only those stockholders of record at the close of business on February 28, 2002 shall be entitled to vote. At that date there were 1,332 stockholders of record including individuals and corporations. There were 7,082,782 shares authorized but unissued and 274,887 shares held as treasury stock at that date. Each share of stock outstanding is entitled to one vote on each matter being considered at the meeting.

In regard to voting for Proposal 1, Election of Directors, stockholders may vote in favor of all nominees or withhold their votes as to all nominees or withhold their votes as to specific nominees. With respect to the other proposals to be voted upon, stockholders may vote in favor of a proposal, against a proposal, or may abstain from voting. Stockholders should specify their choices on the enclosed form of proxy. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted for the election of the nominees and for each of the proposals presented. The four Directors receiving the greatest number of votes will be elected. The ratification of independent auditors will require the majority vote of the shares of Common Stock represented at the meeting. Shares represented at the annual meeting in person or by proxy but withheld or otherwise not cast for the election of directors, including abstentions and broker non-votes, will have no impact on the outcome of the election of directors and will count as votes cast "against" the ratification of the independent auditor.

PROPOSAL 1

ELECTION OF DIRECTORS

The Code of Regulations of Wayne Bancorp, Inc. provides that the number of Directors of the Company shall be twelve (12) (divided into three classes) unless changed by a two-thirds majority vote of the "Continuing Directors" (as defined in the Company's Code of Regulations), however, in no event shall the number of Directors elected be increased by greater than two positions in any one year. The Board of Directors has set the number of Directors to be elected at this Annual Meeting at four (4), with these four Directors serving until the 2005 Annual Meeting of Stockholders.

The following persons named have been nominated for election to serve as indicated or until their successors have been elected and have qualified. It is the intention of the persons named in the Proxy to vote for the election of the following four nominees to the Class of Directors serving until the 2005 Annual Meeting of Stockholders.

Name of Director	Principal Occupation for the Past Five Years	Year First Became Director	Age
James O. Basford	Chairman, Paha-Que Industries, Inc., since 1996, manufacturer of outdoor tents, San Diego California. Retired CEO and Chairman, Buckeye Corrugated, Inc, 1978 to 1995.	1990	70
John C. Johnston, III	Partner, with the law firm of Critchfield, Critchfield, and Johnston, since 1987.	1996	52
Philip S. Swope	Vice Chairman, Wayne Bancorp, Inc. since 2000, President, Wayne Bancorp, Inc. 1998 to 2000, Chairman of Chippewa Valley Bank since 1997; President and CEO of Chippewa Valley Bank since 1987. Vice Chairman and Director, Chippewa Valley Title Agency, Inc., since March 31, 2001.	1998	59
David E. Taylor	President, Taylor Agency Inc., since 1987; Independent Insurance Agency.	1992	50

The Board of Directors recommends a vote "FOR" all of the nominees.

DIRECTORS CONTINUING IN OFFICE

The persons named below are now serving as Directors of the Company for terms expiring at the Annual Meeting of Stockholders in 2003 and 2004.

Name of Director	Principal Occupation for the Past Five Years	Year First Became Director	Age
Terms Expiring at the Annual Meeting in 2003			
David P. Boyle	President and CEO, Wayne Bancorp, Inc., since 2001, President, Wayne Bancorp, Inc. since 2000, President and CEO, Wayne County National Bank, since 2001, President and COO, Wayne County National Bank 1999 to 2000, Treasurer, Wayne Bancorp, Inc, 1998 to 2000, Executive Vice President and Chief Financial Officer, Wayne County National Bank, 1997 to 1999. President, MidOhio Data, Inc. since 1999. Chairman and Director, Chippewa Valley Title Agency, Inc., since March 31, 2001.	2000[1]	38
B. Diane Gordon	Executive Director, Greater Wayne County Foundation, since 1998 Charitable Foundation; Vice President of Finance, Buckeye Corrugated, Inc., 1990 to 1998; corrugated container manufacturing.	1996	53
Stephen L. Shapiro	Chairman of the Board, Wooster Iron & Metal Co. since 1995; metal recycling company. President and CEO, Metalics Recycling Co. since 1990.	1996	55
Bala Venkataraman	President and CEO, Magni-Power Company, since 1990; metal fabrication and manufacturing.	1995	57
Terms Expiring at the Annual Meeting in 2004			
Gwenn E. Bull	Chief Financial Officer, Legend Micro, Inc., since 1999; Controller, Legend Micro, Inc., 1997 to 1999, builders of custom computers. Certified Public Accountant, General Manager, Croskey Hostetler & Mapes, CPA Firm 1985 to 1997.	1995	53
David L. Christopher	Chairman of the Board, Wayne Bancorp, Inc. and Chairman of the Board, Wayne County National Bank since 1990.	1987	61
Dennis B. Donahue	Chairman and CEO, Will-Burt Company, Inc., since 2000, President and CEO, Will-Burt Company, Inc. since 1995, machine fabrication and assembly.	1993	62
Jeffrey E. Smith	President, Jeff Smith Aircraft, Ltd., since 1997, buyer, seller and broker of used aircraft. Partner, JMJ Investments, since 1995, a partnership that invests in oil and gas related properties.	1993	51

   The business experience of each of the above listed nominees and Directors continuing in office during the past five years was that typical of a person engaged in the principal occupation listed. Unless otherwise indicated, each of the nominees has had the same position or another executive position with the same employer during the past five years.

[1] Appointed to the Board of Directors on May 17, 2000 upon vote of the Board of Directors as provided in the Code of Regulations of the Corporation.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The audit committee of the Board of Directors of Wayne Bancorp, Inc. engaged Crowe, Chizek and Company LLP to serve as the independent auditors for the Company and its' subsidiaries for 2001.

It is the intention of the Audit Committee and Board of Directors of Wayne Bancorp, Inc. to engage Crowe, Chizek and Company LLP as the independent auditors to audit the financial statements of the Company for 2002 (subject to ratification by the stockholders of Wayne Bancorp, Inc.).
The Audit Committee and the Board of Directors recommend that the Stockholders vote "FOR" ratification of the employment of the independent auditors.

Representatives of Crowe, Chizek and Company LLP are expected to be present at the Annual Stockholders' Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

THE FOLLOWING IS A SUMMARY OF
COMMON STOCK OWNERSHIP OF SENIOR MANAGEMENT
AND THE BOARD OF DIRECTORS

Name of Beneficial Owner	Shares of Wayne Common Stock Beneficially Owned	Rights to Acquire Beneficial Ownership in Shares of Wayne(1)	Total Shares Beneficially Owned	Percent of Stock Ownership (2)
James O. Basford	1,831	4,600	6,431	.14%
David P. Boyle *	13,532	8,820	22,352	.47%
Gwenn E. Bull	792	4,600	5,392	.11%
David L. Christopher	25,443(3)	8,380	33,823	.72%
Dennis B. Donahue *	3,177(4)	4,600	7,777	.16%
B. Diane Gordon *	14,855	4,600	19,455	.42%
John C. Johnston, III	11,911(5)	4,600	16,511	.35%
Stephen L. Shapiro *	4,206	4,600	8,806	.19%
Jeffrey E. Smith *	11,026(6)	4,600	15,626	.33%
Philip S. Swope	7,838(7)	8,820	16,658	.35%
David E. Taylor *	3,427	4,600	8,027	.17%
Bala Venkataraman *	8,168	4,600	12,768	.27%
Richard L. Holcombe	897(8)	1,575	2,472	.05%
Stephen E. Kitchen	13,575	1,575	14,950	.32%
Jimmy D. Vaughn	13,121(9)	3,150	16,271	.35%
Directors and Executive Officers as a Group	135,792(10)	73,720	209,512	4.44%

(1) These shares represent nonqualified and incentive stock options that are vested as of February 28, 2002. These shares have not been issued and cannot be voted.
(2) The calculation of percent of stock ownership is based on total outstanding shares of 4,716,051, calculated as of February 28, 2002, and includes options to purchase common stock through the exercise of vested stock options that are exercisable within 60 days of the Record Date.
(3) Includes 7,408 shares owned by Mr. Christopher's spouse.
(4) Includes 994 shares owned by Mr. Donahue's spouse.
(5) Includes 4,465 shares held in trust whom Mr. Johnston is the trustee.
(6) Includes 991 shares owned my Mr. Smith's minor children, and 1,300 shares are held in trust whom Mr. Smith is the trustee.
(7) Includes 940 shares owned by Mr. Swope's spouse.
(8) Includes 47 shares owned by Mr. Holcombe's spouse.
(9) Includes 362 shares owned by Mr. Vaughn's minor children.

(10)   Includes shares held in the Company ESOP plan not allocated to participants.

*   Denotes participation in the Wayne Bancorp, Inc. Deferred Compensation Plan as described herein.

SECURITY OWNERSHIP OF COMMON STOCK IN EXCESS OF
FIVE PERCENT OF OUTSTANDING SHARES

Listed in the following table are the beneficial owners as of February 28, 2002 of more than five percent of the Company's outstanding common stock who are known to the Company.

Title of Class	Name & Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Ownership (1)
Common	Wayco & Company(2)	521,018	11.22%

(1)   The calculation of percent of common stock ownership is based on total outstanding shares of 4,642,331 and calculated as of February 28, 2002.

(2)   Wayco & Company is a partnership formed for the purpose of holding legal title, as nominee, to securities designated by the Wayne County National Bank with respect to the business of its Trust Department. It holds 39,036 shares (.84 percent of the total number of shares outstanding) as sole trustee and 355,276 shares (7.65 percent of the total number of shares outstanding) as trustee subject to revocable trusts and agency agreements.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD AND DIRECTOR COMPENSATION

During the last fiscal year, the Board of Directors held 12 regularly scheduled meetings. All of the incumbent directors and each nominee standing for re-election, with the exception of Mr. Basford, attended 75% or more of those meetings, and the meetings held during the fiscal year by all board committees on which they served.

Each director received $975 per month as a fee for serving on the Board of Directors of the Company. Each Director of the Company, with the exception of Mr. Swope, also served on the Board of Directors of the Wayne County National Bank. This Board meets quarterly and there are no additional fees paid to them for those meetings. Mr. Swope and Mr. Boyle serve on the Board of Directors of the Chippewa Valley Bank and they receive no fees for those Board positions.

In addition to cash compensation for 2001, each Director of the Company was granted nonqualified stock options to purchase 2,500 shares of the common stock of the Company for $21.00 per share. The options vested on December 15, 2001 and expire on December 20, 2011.

The Audit Committee makes recommendations to the Board of Directors concerning the selection and engagement of the Company's independent auditors and reviews with them the scope and status of the audit, the fees for services performed by them, and the results of the completed audit. The Committee also reviews and discusses with the internal audit department, Management and the Board of Directors, such matters as audit procedures, scope of the audits and results of the examinations by regulatory authorities. The Audit Committee was composed of Mesdames. Bull and Gordon and Messrs. Shapiro, Smith and Taylor. The Audit Committee met 12 times in 2001.

The Nominating Committee is comprised of members of the Board of Directors who are not being considered for re-election. This Committee met once in 2001 to nominate stockholders to serve on the Board of Directors until the Annual Meeting in 2005. The Committee will consider nominees recommended by stockholders. Any stockholder desiring to submit any such recommendation should send the name, age, biographical information, and additional information required pursuant to the Code of Regulations of the Company (a copy of which may be obtained from the Secretary of the Company) concerning a proposed nominee to the Chairman of the Board of the Company at 112 West Liberty Street, P.O. Box 757, Wooster, Ohio 44691.

The Compensation/Employee Benefits Committee was composed of Mrs. Gordon and Messrs. Donahue, Johnston, Shapiro, Taylor and Venkataraman. This Committee met twice in 2001. The function of this Committee is to review and recommend personnel policies, general wage policies and fringe benefits. Please see the portion of this Proxy Statement entitled "EXECUTIVE COMPENSATION AND OTHER INFORMATION" for a discussion of the Committee's report on compensation issues.

THE FOLLOWING PERSONS ARE EXECUTIVE OFFICERS OF THE CORPORATION OR ITS AFFILIATES

Name	Age	
David P. Boyle	38	President and CEO, Wayne Bancorp, Inc. since 2001, President, Wayne Bancorp, Inc. since 2000, President and CEO, Wayne County National Bank, since 2001, President and COO, Wayne County National Bank 1999 to 2000, Treasurer, Wayne Bancorp, Inc, 1998 to 2000, Executive Vice President and Chief Financial Officer, Wayne County National Bank, 1997 to 1999. President, MidOhio Data, Inc. since 1999. Chairman and Director Chippewa Valley Title Agency, Inc. effective March 1, 2001.
Philip S. Swope	59	Vice Chairman, Wayne Bancorp, Inc., since 2000. Chairman, Chippewa Valley Bank since 1997; President and CEO, Chippewa Valley Bank Since 1987. Vice Chairman and Director, Chippewa Valley Title Agency, Inc., since March 31, 2001.
Jimmy D. Vaughn	60	Secretary, Wayne Bancorp, Inc., since 1990. Executive Vice President, Operations and Data Processing, Wayne County National Bank since 1987.
Richard L. Holcombe	54	Executive Vice President, Operations, Chippewa Valley Bank, since 1999, Senior Vice President, Operations, Chippewa Valley Bank since 1997, Vice President, Operations, Chippewa Valley Bank since 1983.
Stephen E. Kitchen	50	Executive Vice President and Senior Trust Officer, Wayne County National Bank since 1988.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary of Cash and Certain Compensation

The following table provides certain summary information concerning compensation paid or accrued by the Company and its subsidiaries to or on behalf of the Company's Chairman and the other four most highly compensated Executive Officers whose compensation exceeded $100,000 in 2001, for the fiscal years ended December 31, 2001, 2000 and 1999, or such shorter period for which such executives have been affiliated with the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-term Compensation	All Other Compensation(5)
		Salary	Bonus(2)	Other Annual Compensation(3)	Option # Awards(shares)(4)	
David L. Christopher(1)	2001	$113,872	$ 20,537	$ 0	2,500	$15,914
Chairman, Wayne Bancorp, Inc., Chairman						
Wayne	2000	241,650	91,138	0	0	29,708
County National Bank	1999	217,177	94,834	3,543	8,820	27,608
David P. Boyle	2001	$161,700	$113,093	$ 4,202	4,700	$14,148
President and Chief Executive Officer,	2000	132,982	49,531	3,968	6,720	14,007
Wayne Bancorp, Inc., President and Chief	1999	112,719	51,837	3,413	12,810	11,691
Executive Officer, Wayne County National						
Bank						
Philip S. Swope	2001	$149,200	$ 62,201	$ 0	4,700	$13,849
Vice Chairman, Wayne Bancorp, Inc.,						
Chairman,	2000	138,611	20,782	3,663	6,720	13,264
President and Chief Executive Officer,						
Chippewa Valley Bank	1999	123,251	29,945	2,503	12,810	11,318
Jimmy D. Vaughn	2001	$ 95,000	$ 51,087	$ 4,230	0	$23,838
Secretary, Wayne Bancorp, Inc., Executive	2000	93,129	36,324	0	0	21,929
Vice President, Wayne County National Bank	1999	89,603	41,649	1,390	3,150	20,714
Stephen E. Kitchen	2001	$ 96,000	$ 26,083	$11,422	1,000	$12,143
Executive Vice President and Senior Trust	2000	92,950	21,240	0	1,050	11,237
Officer, Wayne County National Bank	1999	90,606	41,979	0	683	9,500

(1) Effective April 30, 2001 Mr. Christopher retired from active management.
(2) Includes incentive compensation as explained herein.
(3) Comprised of reimbursement of 20 percent of the cost to purchase up to 1,000 shares of Company stock and incentives under the Trust Referral Program.
(4) Options granted to Mr. Christopher during the year were for service as Director and Chairman of the Board. The options granted have been adjusted for stock dividends.
(5) Represents contributions to the ESOP and 401(k) plans.

2001 Stock Option Grants Table

The following table sets forth stock options granted to the Company's Chairman and the Company's four other most highly compensated Executive Officers during 2001 under the Company's 1999 Incentive Stock Option Plan. Under Securities and Exchange Commission (SEC) regulations, companies are required to project an estimate of appreciation of the underlying shares of stock during the option term. The Company has chosen the "five percent/ten percent" formula approved by the SEC. However, the ultimate value will depend on the market value of the Company's stock at a future date, which may not correspond to the projections below.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
Name	Options Granted(1)	% of Total Options Granted to Employees in 2001	Exercise Price Per Share(2)	Expiration Date	5%	10%
David L. Christopher	2,500	9.5%	$21.00	December 15, 2011	$33,017	$ 83,671
David P. Boyle	4,700	17.8%	$21.00	December 15, 2011	62,072	157,302
Philip S. Swope	4,700	17.8%	$21.00	December 15, 2011	62,072	157,302
Jimmy D. Vaughn	0	0.0%	$ 0		0	0
Stephen E. Kitchen	1,000	3.8%	$21.00	December 15, 2011	13,207	33,469

(1)   Options granted in 2001 for Mr. Christopher are nonqualified stock options and were fully vested on December 15, 2001. The options granted to the remaining officers were incentive stock options and fully vest on December 15, 2004. All options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment or resignation from the Board of Directors. (All of these options become immediately exercisable in the event of a change in control of the Company.)

(2)   Exercise price was the fair market value on the date of grant.

2001 Stock Option Exercises and Year-End Value Table

    The following table sets forth the number and value of all stock options held by the Chairman of the Board and Executive Officers at year-end. The value of "in-the-money" options refers to options having an exercise price which is less than the market price of the Company's stock on December 31, 2001. In addition, the table sets forth the number of options exercised by the Chairman of the Board and each of the named Executive Officers during 2001 and indicates the amount of value realized upon such exercise. There were no exercises of options in 2001.

Name	Shares Acquired on Exercise	Net Value($) Realized (1)	Number (#) of Unexercised Options-12/31/01 Exercisable/ Unexercisable(2)	Value ($) of In-the-money Unexercised Options-12/31/01(3) Exercisable/ Unexercisable
David L Christopher	0	$ 0	8,380 8,380/0	$ 2,500/$0
David P. Boyle	0	0	24,230 8,820/15,410	$0/$53,550
Philip S. Swope	0	0	24,230 8,820/15,410	$0/$53,550

Name	Shares Acquired on Exercise	Net Value($) Realized (1)	Number (#) of Unexercised Options- 12/31/01 Exercisable/ Unexercisable(2)	Value ($) of In-the-money Unexercised Options- 12/31/01(3) Exercisable/ Unexercisable
Jimmy D. Vaughn	0	$ 0	3,150 3,150/0	$ 0/$0
Stephen E. Kitchen	0	0	4,308 1,575/2,733	$0/$8,630

(1) Represents estimated market value of the Company's common stock at exercise date, less the exercise price.

(2) Options granted to Mr. Christopher include 2,500 non-qualified stock options awarded as Director and Chairman of the Board, and 5,880 incentive stock options awarded as Chairman and CEO of the Company.

(3) Represents estimated market value of the Company's common stock at December 31, 2001, less the exercise price. For those executive officers with unexercised options the exercise prices of which were greater than the fair market value of the Company's stock as of December 31, 2001, no values are stated.

REPORT OF THE COMPENSATION COMMITTEE

Under rules established by the Securities and Exchange Commission (the "SEC"), the Company is required to provide certain data and information in regard to the compensation and benefits provided to the Company's Chairman, and if applicable, the four other most highly compensated executive officers, whose aggregate compensation exceeded $100,000 during the Company's fiscal year. The disclosure requirements, as applied to the Company, include the Company's Chairman, President and CEO, Vice Chairman and Secretary and the Executive Vice President and Senior Trust Officer of Wayne County National Bank and include the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting these individuals. The Company is a holding company and owns two significant operating subsidiaries, the Wayne County National Bank and the Chippewa Valley Bank. All disclosures contained in this Proxy Statement regarding executive compensation relate to the compensation paid by the Company or subsidiary banks. The Compensation/Employee Benefits Committee of the Company has the responsibility of determining the compensation policy and practices and making recommendations to the full Board with respect to specific compensation of the Chairman and other executive officers. At the direction of the Board of Directors, the Committee has prepared this report for inclusion in this Proxy Statement.

Compensation Philosophy

This report reflects the Company's compensation philosophy as endorsed by the Board of Directors and the Committee and resulting actions taken by the Company for the reporting periods shown in the various compensation tables supporting this report. The Committee approves and recommends to the Board of Directors payment amounts and award levels for executive officers of the Company and its subsidiaries.

The executive compensation program of the Company has been designed to:

- Support a pay-for-performance policy that awards executive officers for Company performance.

- Motivate key senior officers to achieve strategic business initiatives and reward them for their achievement, and

- Provide compensation opportunities, which are comparable to those, offered by other financial institutions, thus allowing the Company to compete for and retain talented executives who are critical to the Company's long term success.

At present, the executive compensation program is comprised of base salary and annual cash and stock incentive opportunities.

Other than base salary and participation in the Company's Senior Officer Incentive Compensation Plan and 1999 Incentive Stock Option Plan for Messrs. Christopher, Boyle, Swope, Vaughn, Holcombe and Kitchen discussed below, additional benefits available to this group of officers are equivalent to that for all other employees and are determined at the discretion of the Board of Directors.

Base Salaries

On December 13, 2000 the Committee met to review and approve amendments to the compensation for all employees. David L. Christopher, Chairman of the Company and David P. Boyle, President of the Company were both present at the meeting to present their views in regard to Management and other salaried and hourly employees, but were not present at the point in time that their compensation was discussed by the Committee. Compensation decisions are made after a review is performed of the performance of executive officers in relation to the goals of the Company. At this meeting, the Committee proposed a base salary commencing on January 1, 2001 for Mr. Christopher of $253,000, for Mr. Boyle of $150,000, for Mr. Swope of $137,500, for Mr. Vaughn of $95,000, and for Mr. Kitchen of $96,000. These salaries were subsequently approved by the Board of Directors. Their salaries were a result of a review of the performance of the Company for the year ended December 31, 2000, and of specific surveys, based on asset size, regarding peers of the Company, the Wayne County National Bank and the Chippewa Valley Bank including the following:

1. Ohio Bankers Association surveys reviewing Ohio banks.

2. Studies prepared by Crowe, Chizek and Company LLP the Company's external auditors.

3. Bank Administration Institute surveys reviewing all Ohio banks in Region 5, the region of Wayne County National Bank and Chippewa Valley Bank.

The Committee reviewed all these surveys and blended the results to determine the average compensation for various positions including that of the Chairman, President and Chief Executive Officer, Vice Chairman, and Secretary and the Executive Vice President and Senior Trust Officer for Wayne County National Bank. The committee then set a range between 75 percent and 125 percent of the average in order to determine the base salary for Messrs. Christopher, Boyle, Swope, Vaughn and Kitchen. In each case, the base compensation falls within this range, with the exception of Mr. Boyle whose base was 62% of the average. The Compensation committee believes that the salaries paid to these executive officers is justified based on the performance of the Company and the Banks relative to their peers.

The five named executive officers of the Company and affiliates, and certain other officers participated in the "Senior Officer Incentive Compensation Plan." Under this plan, which was adopted in 1994, payments are made to such officers only if the net operating profits of the respective reporting entity exceeds 21% of total operating income. In determining the bonus to be paid, a sliding scale is used to determine the total bonus pool available and individual bonuses are calculated based upon the participant's salary relative to the total salaries of those participating in the plan. The aggregate amount paid under this plan in 2001 was approximately $486,000. The amounts received under the plan by the listed executive officers are included in the compensation table set forth above.

The Company has entered into Change in Control Agreements with the named executive officers. The agreements provide for payment (in lieu of salary) to Messrs. Boyle, Swope, Vaughn and Kitchen, an amount equal to 96% of the sum of the individual's compensation, including bonus, paid in the last whole calendar year prior to termination of employment due to a change in control. Messrs. Boyle and Swope's agreements call for these payments for 3 years and Messrs. Vaughn and Kitchen's agreements call for these payments for 2 years.

If the employment of Messrs. Boyle and Swope, had been terminated as of December 31, 2001 under circumstances entitling them to severance pay as described above, they would have received 36 payments of approximately $14,200 for Mr. Boyle, $12,800 for Mr. Swope, and Messrs. Vaughn and Kitchen would have each been entitled to 24 payments of $10,500.

Submitted by the Compensation Committee

| Dennis B. Donahue | B. Diane Gordon | John C. Johnston, III |
| Stephen L. Shapiro | David E. Taylor | Bala Venkataraman |

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

The Compensation/Employee Benefits Committee of Wayne Bancorp, Inc. is composed of six directors; Mrs. Gordon and Messrs. Donahue, Johnston, Shapiro, Taylor and Venkataraman. No member during the year ended December 31, 2001, or in years prior, was an officer or employee of the Company or any of its subsidiaries. Directors Christopher and Boyle, Chairman and President of the Company respectively, also participated in deliberations of the Committee concerning executive officer compensation, but neither were present at the point in time that their compensation was discussed by the committee.

The following represents a comparison of the return on an investment in the Company, Standard & Poors 500 index and a peer group composed of major regional banks and bank holding companies.



COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN* AMONG WAYNE BANCORP, INC., S&P 500 COMPOSITE INDEX & S&P MAJOR REGIONAL BANK INDEX FOR FISCAL YEAR ENDING DECEMBER 31

	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
WAYNE BANCORP, INC	$100.00	$161.83	$122.44	$ 83.29	$ 61.26	$ 87.69
S&P 500 COMPOSITE INDEX	$100.00	$133.36	$171.48	$207.56	$188.66	$166.24
S&P MAJOR REGIONAL BANK INDEX	$100.00	$150.37	$166.13	$142.55	$182.50	$170.14

Assumes $100 invested on January 1, 1997 in Wayne Bancorp, Inc. Common Stock, S&P 500 Composite Index and S&P Major Regional Bank Index.

*   Total return assumes reinvestment of dividends.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers and directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Except as noted below, based solely on a review of the copies of Forms 3, 4 and 5, and amendments thereto, as furnished to the Company, the Company believes that during 2001 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent shareholders were complied with. However, all directors and executive officers that received options in 1999 and 2000 did not file either a Form 4 or 5 with the SEC regarding such options on a timely basis. A Form 5 concerning all such options was filed on behalf of each of the directors and executive officers in February, 2002.

AUDITORS

During 2001, the Company engaged Crowe, Chizek and Company LLP (Crowe Chizek) to provide audit services for the Company and its subsidiaries and to provide certain non-audit services including advice on accounting, tax, and reporting matters. Pursuant to the recommendation of the Audit Committee, the Board of Directors has retained Crowe Chizek as its independent auditors for 2002, subject to ratification by Stockholders'. A representative of Crowe Chizek will be at the Annual Meeting of Shareholders and such representative will have an opportunity to make a statement if he desires to do so, and will be available to respond to appropriate questions.

AUDIT COMMITTEE REPORT

The Audit Committee of the Wayne Bancorp, Inc. Board of Directors (the "Committee") is composed of five directors, each of whom is independent as defined by the National Association of Securities Dealers' listing standards. The Committee operates under a written charter adopted by the Board of Directors. The Committee has reviewed and discussed with Management the audited financial statements of the Company for the year-ended December 31, 2001. In addition, the Committee has discussed with Crowe Chizek, the independent auditing firm for the Company, the matters required by Statements on Auditing Standards No. 61, Communications with the Audit Committees.

The Committee also has received a letter containing the written disclosures from Crowe Chizek required by Independence Standards Board Standard No. 1, and have discussed with Crowe Chizek its independence from the Company.

Based on the foregoing discussions and reviews, the Committee has recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended December 31, 2001.

In accordance with rules issued in 2000 related to auditor independence, the table below shows fees for services rendered by Crowe Chizek to the Company and its affiliates during fiscal year 2001.

Audit fees	$70,250
Financial Information Systems Design and Implementation fees	$ 0
All other fees	$40,675

The Committee has been provided with information regarding the services provided by Crowe Chizek and has considered the compatibility of such services with maintaining auditors' independence.

Submitted by the Audit Committee
Gwenn E. Bull   B. Diane Gordon   Stephen L. Shapiro   Jeffrey E. Smith   David E. Taylor

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following affiliations exist between the Company and Executive Officers, Nominees or Directors;

Mr. Boyle and Mr. Kitchen are partners in Wayco and Company, a partnership formed for the purpose of holding legal title, as a nominee, to securities designated by the Wayne County National Bank with respect to the business of its Trust Department.

Mr. Boyle is President, and Mr. Holcombe is Secretary of MidOhio Data, Inc., a corporation formed for the purpose of performing proof operations for Wayne County National Bank.

Mr. Boyle is Chairman and Director and Mr. Swope is Vice Chairman and Director of Chippewa Valley Title Agency, Inc. Chippewa Valley Title Agency, Inc. provides services related to title insurance to the bank affiliates and is a wholly-owned subsidiary of Wayne County National Bank.

Mr. Johnston is a partner with the law firm of Critchfield, Critchfield and Johnston. The Company believes the terms of all payments to such firm were as favorable as could have been obtained from unaffiliated parties.

Some of the Directors, Officers and greater than 5% shareholders of Wayne Bancorp, Inc., their immediate families and companies with which they are associated were customers of and had banking relationships with either the Wayne County National Bank or the Chippewa Valley Bank in the ordinary course of those Banks' businesses from the beginning of 2001 to present. All loans and commitments to loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of Management of the Banks do not involve more than a normal risk of collectibility or present other unfavorable features.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

Only one Proxy Statement and/or Annual Report is/are being delivered to multiple security holders sharing an address unless the Company has received contrary instructions from one or more of the security holders. The Company will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and/or Annual Report to a security holder at a shared address to which a single copy of the documents was delivered. To request separate delivery of these materials now or in the future, a security holder may submit a written request to the Company at, P.O. Box 757, Wooster, Ohio 44691 or call 330-264-1222. Additionally, any security holders presently sharing an address who are receiving multiple copies of the Proxy Statement and/or Annual Report and would like to receive a single copy of such materials may do so by directing their request to the Company in the manner provided above.

OTHER BUSINESS

If any other business is brought before the meeting, your vote will be made by your Proxy or may be revoked by you prior to its exercise. Management at present knows of no other business to be presented.

PROPOSALS FOR 2003 MEETING

A stockholder who desires to have a proposal printed in the 2003 Proxy Statement must submit that proposal no later than November 25, 2002. The proposal should be mailed to the President and CEO of Wayne Bancorp, Inc., P.O. Box 757, Wooster, Ohio 44691. To introduce an item of business at the Company's Annual Meeting in 2003, even if such item is not to be included in the Company's Proxy Statement, a shareholder must send notice of such proposal item of business to the Company's President and CEO at the address set forth above including a description of such proposal, the reason for its inclusion, and materials in support of such proposal. Such items must be received no later than February 8, 2003.

By Order of the Board of Directors

Dated March 25, 2002   Jimmy D. Vaughn, Secretary

RETURN IN ENCLOSED ENVELOPE

WAYNE BANCORP, INC.

Proxy for Annual Meeting

REVOCABLE PROXY

Know all men by these presents that I, the undersigned Shareholder of Wayne Bancorp, Inc., Wooster, Ohio, do hereby nominate, constitute and appoint Lucille S. Houser, Doyle W. McClaran and Wayne A. Zacour or any of them (with full power to act alone), as my true and lawful attorney(s) with full power of substitution, for me and in my name, place and stead to vote all the Common Stock of said Corporation, standing in my name on its books on February 28, 2002 at the annual meeting of its Shareholders to be held at The Arden Shisler Center for Education & Economic Development, The Ohio State University, 1625 Wilson Road, Wooster, Ohio, on April 25, 2002 at 2:00 p.m., or at any adjournments thereof with all the powers the undersigned would possess if, personally present, as follows:

1. Election of Directors

	FOR THE NOMINEE	WITHHOLD AUTHORITY TO VOTE FOR NOMINEE
James O. Basford	[ ]	[ ]
John C. Johnston, III	[ ]	[ ]
Philip S. Swope	[ ]	[ ]
David E. Taylor	[ ]	[ ]

2. To ratify the engagement of Crowe, Chizek and Company LLP, as the independent auditor.

[ ] FOR [ ] AGAINST [ ] ABSTAIN

3. Whatever other business may be brought before the meeting or any adjournment thereof. The Board of Directors at present knows of no other business to be presented by or on behalf of the Corporation or its Board of Directors at the meeting.

This Proxy confers authority to vote "FOR" each nominee and each proposition listed above unless "WITHHOLD," "AGAINST" or "ABSTAIN" is indicated. If any other business is presented at said meeting, this Proxy shall be voted in accordance with the recommendation of the Board of Directors.

The Board of Directors recommends a vote "FOR" each of the listed propositions. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

Number of Shares owned ____________

Dated ______________________ , 2002

When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. **ALL joint owners must sign.**

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Signature of Shareholder(s)